

05043784

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
JUN 15 2005
WASH, D.C.
209
SECTION

SEC FILE NUMBER
8- 48838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neovest Trading, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6151 Powers Ferry Road NW Suite 100
(No. and Street)

Atlanta (City) GA (State) 30339 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim LeGates 676-260-2153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman
(Name – *if individual, state last, first, middle name*)

1100 Peachtree Street Suite 700 (Address) Atlanta (City) GA (State) 30309-4516 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim LeGates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newest Trading, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Member NASD, SIPC

A reconciliation of the differences between the computation of net capital and the corresponding computation prepared by Neovest Trading, Inc. and included in the Company's unaudited Part IIA Admended Focus Report Filing as of the same date follows:

	Per Focus Report	Adjustments	Per Audited Financial Statements
Total shareholders' equity	$ 353,669		$ 353,669
Non-allowable assets:	84,271		75,490
Reclassifications from non - allowable assets		(8,781)	
Net capital before haircuts on investment positions	269,398	(8,781)	278,179
Haircut on investments			
Money market fund	27,343		27,343
Net Capital	242,055	(8,781)	250,836
Total aggregate indebtedness	1,457,443		1,466,121
Reclassifications from non - allowable assets		8,678	
Total aggregate indebtedness	$ 1,457,443	$ 8,678	$ 1,466,121

6151 Powers Ferry Road NW * Suite 100 * Atlanta, GA 30305


NASD

Certified Mail

June 1, 2005

Andrew Grayson, President
Neovest Trading
6151 Powers Ferry Rd. NW Suite 100
Atlanta, GA 30339

Dear Mr. Grayson:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Reconciliation of Net Capital for differences between audited financials and FOCUS filing as of December 31, 2004.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T,* and we suggest that you review it with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you immediately send one copy of each item listed above to this office and to the SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by June 15, 2005. If you have any questions, please contact Iris Hoskins, Sr. Compliance Examiner at 404-760-8806.

Sincerely,

Iris Hoskins
Sr. Compliance Examiner

Enclosure: Form X-17A-5 Part III Facing Page

Investor protection. Market integrity.

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808

tel 404 239 6100
fax 404 237 9290
www.nasd.com